Hogan & Hartson LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 +1.202.637.5600 Tel +1.202.637.5910 Fax

www.hhlaw.com

February 20, 2008	Marcia A. Wiss
Partner
202-637-5429
MAWiss@hhlaw.com

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

450 5th Street, NW

Washington, DC 20001

Re:	Patni Computer Systems Limited
Form 20-F for the year ended December 31, 2006
Filed June 29, 2007
Forms 6-K filed February 8, 2007, April 26, 2007, July 26, 2007 and
November 1, 2007
File No. 1-32692
Comment Letter dated February 5, 2008

Dear Ms. Collins:

We are in receipt of your letter of February 5, 2008 to our client Patni Computer Systems Limited asking that we respond to your inquiry within 10 business days or tell you when our client will provide you a response.  We hereby request an additional extension of 7 business days until next week, February 29, 2008.  Thank you for your consideration.

Sincerely,

Marcia A. Wiss

MAW/kt

cc:	Narendra K. Patni Surjeet Singh Peter Kohl